Enterprise Financial Services Corp
150 North Meramec
Clayton, Missouri 63105
(314) 725-5500
April 24, 2017
VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: David Lin, Senior Staff Attorney

Re:    Enterprise Financial Services Corp - Request for Acceleration
Registration Statement on Form S-3/A (Amendment No. 2)
File No. 333-215348

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Enterprise Financial Services Corp (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3/A (Amendment No. 2) (File No. 333-315348), so that it may become effective at 4:30 p.m. Eastern Time on April 26, 2017, or as soon thereafter as practicable.

The Registrant hereby authorizes Paul Jaskot, of Reed Smith LLP, attorney for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Paul Jaskot at (215) 851-8180 or, in his absence, Bree Archambault at (215) 851-8140.

ENTERPRISE FINANCIAL SERVICES CORP

By:	/s/ Keene S. Turner
Keene S. Turner
Executive Vice President and Chief Financial Officer

cc: Katelyn Donovan, Staff Attorney